UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-13203

THE LORAIN NATIONAL BANK 401(k) PLAN

(Full title of the plan)

LNB Bancorp, Inc.

457 Broadway

Lorain, Ohio 44052-1769

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

REQUIRED INFORMATION

The Lorain National Bank 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Accordingly, in lieu of the requirements of Items 1-3 of this Section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. These financial statements and supplemental schedules are attached hereto as Exhibit 99.1 and incorporated by reference herein.

Exhibits and Financial Statement Schedules

Exhibits:

23.1	Consent of Plante & Moran, PLLC

99.1	Annual Report of The Lorain National Bank 401(k) Plan for the plan year ended December 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

The Lorain National Bank 401(k) Plan

	By:	The Lorain National Bank, as Trustee/Administrator

Date: June 28, 2012	By:	/s/ Gary J. Elek
Gary J. Elek
Chief Financial Officer